Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

KIBALI HEADS FOR FULL PRODUCTION AS UNDERGROUND MINE NEARS COMPLETION AND SECOND HYDROPOWER STATION IS COMMISSIONED

Kinshasa, DRC, 18 April 2017 – The Kibali gold mine’s underground operation, which will significantly increase production, is on track to start commissioning in the third quarter of this year, Randgold Resources chief executive Mark Bristow said at a media briefing here today.

The mine is forecast to deliver approximately 610 000 ounces of gold this year, up from 585 000 ounces in 2016, but annual production is scheduled to rise to around 750 000 ounces from 2018, when the underground operation will make it fully functional.

Bristow noted that Kibali ended 2016 with a creditable performance after having to contend with a range of operational challenges as well as the constraints imposed by limited open pit mining flexibility. In addition to dealing with these issues, the Kibali team succeeded in keeping the underground development on track, successfully constructing and commissioning four ultrafine grind mills in the metallurgy circuit, as well as progressing work on the mine’s second new hydropower station which was commissioned in February this year. The third and last of the new hydropower stations is currently being built by an all-Congolese contracting group.

“Kibali has stayed on course to become one of the world’s great gold mines despite the challenges of last year and the volatile political climate in the DRC at present,” he said.

“Randgold remains committed to the DRC and is confident that its government, politicians and civil society have the will as well as the capacity to work together to secure the country’s future. We therefore continue to invest in exploration here and to lead the way in developing the north eastern DRC as a major new gold mining region. Our engagement with the country and its people is also evident in our substantial investment in local economic development and community upliftment programmes. These include macro and micro agribusinesses designed not only to provide regional food security but to generate surplus produce for export.”

It was a source of concern, however, that the DRC government had once again signalled its intention of reviewing the country’s 2002 mining code with the clear intention of maximising state revenue, Bristow said. This could have a very negative impact not only on the mining industry but also on the economy.

“Now more than ever the DRC should be focused on retaining its existing investors and attracting new ones. It’s certainly not the time to harvest more from less for short term gain. It’s my sincere hope that this time round the government will engage the mining sector fully in the proposed review to achieve an outcome that will be in the best interests of the Congolese economy as well as the country’s mining sector,” he said.

“The existing code is in fact a good one but it is not always being applied effectively and there are still many mining operations that do not operate under the code. There are also a number of issues and challenges which mining companies are having to face which make operating in the DRC more challenging. In Kibali’s case, these issues include more than $200 million in unpaid TVA and duty refunds.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 820 678 040	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold country manager DRC +243 990 104 774 / +243 815 842 990	Website: www.randgoldresources.com

ABOUT KIBALI:

The Kibali gold mine is located in the northeast of the Democratic Republic of Congo (DRC), approximately 300 kilometres to the east of Isiro, the capital of the Haut-Uele Province, 150 kilometres west of the Ugandan border town of Arua and 1 800 kilometres from the Kenyan port of Mombasa. Kibali and its associated mining permits is owned by Kibali Goldmines SA (Kibali) which is a joint venture company between Randgold (45%), AngloGold Ashanti Limited (45%) and SOKIMO (10%). First gold was poured in the third quarter of 2013 from open pit operations and underground operations are expected to be fully commissioned in Q3 2017. The mine was developed and is operated by Randgold.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.